UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001- 41500

INTCHAINS GROUP LIMITED

(Exact name of registrant as specified in its charter)

c/o Building 16, Lane 999, Xinyuan South Road,

Lin-Gang Special Area,

Pudong, Shanghai, 201306

People’s Republic of China

+86 021 58961080

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed incorporated by reference into the Registration Statement of Intchains Group Limited on Form F-3, initially filed on March 31, 2024, and declared effective by the Securities and Exchange Commission on August 5, 2024 (File No. 333-279865), and shall be considered a part thereof from the date on which this report is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months ended September 30, 2023 and 2024

99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Nine Months ended September 30, 2023 and 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTCHAINS GROUP LIMITED

Date: March 26, 2025	By:	/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer